SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                              WELLS FINANCIAL CORP.
                              ---------------------
                            (Name of Subject Company)

                              WELLS FINANCIAL CORP.
                       ------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   949759 10 4
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                        Mr. Lonnie R. Trasamar President
                           and Chief Executive Officer
                 53 First Street, S.W., Wells, Minnesota, 56097
                                 (507) 553-3151
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                             Joan S. Guilfoyle, Esq.
                            Malizia Spidi & Fisch, PC
                           1100 New York Avenue, N.W.
                                 Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


[ ]    third-party tender offer subject to Rule 14d-1.       [X]  issuer tender offer subject to Rule 13e-4.

[X]    going-private transaction subject to Rule 13e-3.      [ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                           SCHEDULE TO/SCHEDULE 13E-3

         This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO dated September 28, 2004, as amended (the "Schedule TO"), and the
Schedule 13E-3 Transaction Statement dated September 28, 2004, as amended (the "Schedule 13E-3"), relating to an issuer tender offer and possible going private transaction by Wells Financial Corp., a Minnesota corporation (the "Company"), to purchase up to 150,000 shares of its common stock, par value $0.10 per share. The Company is offering to purchase these shares at a price not greater than $31.50 nor less than $29.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. The Company's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2004, and the related Letter of Transmittal, as amended or supplemented from time to time, the Supplement to the Offer to Purchase dated November 2, 2004, and the Second Supplement to the Offer to Purchase dated November 23, 2004, which together constitute the tender offer, and copies of which were attached as Exhibits to the Schedule TO, as amended.

         "Item 12. Exhibits" of the Schedule TO is hereby amended as follows:

ITEM 12. EXHIBITS.

         (a)(16) Text of Press Release issued by the Company dated December 6, 2004.

                                   SIGNATURES





         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 6, 2004                              WELLS FINANCIAL CORP.





                                                     By: /s/James D. Moll
                                                        ------------------------
                                                         James D. Moll
                                                         Chief Financial Officer